 Filed by Zurn Water Solutions Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Zurn Water Solutions Corporation
Commission File No.: 001-35475

Zurn Water Solutions and Elkay Manufacturing to Combine;
Creating a Leader in Sustainable Water Solutions

•	Transformational combination of two leaders in sustainable water solutions for health, human safety and the environment

•	Significant expansion of size, scale and addressable market

•	Adds leading drinking water business with significant growth and margin potential

•	Advances Environmental, Social and Governance (ESG) and sustainability mission

•	Accelerated growth opportunities by pairing two iconic brands with complementary products leveraging the Zurn Business System

•	Clear path to driving $50 million in run-rate cost synergies

•	Positioned to deliver superior shareholder value coupled with a strong balance sheet - planned increase in Zurn quarterly cash dividend after close of transaction

•	Conference call to discuss transaction today at 7:30 a.m. CT / 8:30 a.m. ET

MILWAUKEE – February 14, 2022 – Zurn Water Solutions Corporation (NYSE: ZWS), a market leader in smart, sustainable water solutions and products, and Elkay Manufacturing Company, a market leader in the highly attractive and growing commercial drinking water solutions business, announced today they have reached a definitive agreement to combine the businesses in an all-stock transaction. Upon completion of the transaction, Zurn Water Solutions shareholders will own approximately 71% and Elkay shareholders will own approximately 29% of the combined and newly named company – Zurn Elkay Water Solutions Corporation.

“This transaction is a true game-changer as we create an even stronger pure play water company by combining with the iconic brand, Elkay,” said Todd A. Adams, Chairman and CEO of Zurn Water Solutions. “The combination puts us well on our way to doubling the size of the business over the next couple of years while enhancing our competitive advantage within specified water solutions. We also add the high-growth, and increasingly essential, drinking water sector in our portfolio and have a clear path to capitalize on the significant synergies the combination will generate.

“Elkay is viewed as the ‘gold standard’ in providing clean drinking water within institutional and commercial buildings. What makes the combination so compelling is the alignment of our shared values and cultures, commitment to serving our customers and what we can accomplish together by providing an even more comprehensive package of innovative, specified water solutions that provide water safety, water quality and water conservation to critical verticals like education and healthcare.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

“I want to thank Ron Katz, Senior Member of the founding family, and Tim Jahnke, Chairman of Elkay, for believing in the power of the combination and the entire Elkay family for their confidence and commitment to work together to create something special. It’s our intent to preserve the strong culture and values at Elkay and we are excited to build upon the incredible legacies of both businesses as we come together to create an even brighter future as Zurn Elkay Water Solutions.”

Elkay has been family-owned since it was founded in 1920 and has been making innovative products and delivering exceptional customer service for over 100 years. Headquartered in Illinois, Elkay has similar midwestern core values as Zurn. While the business started in sinks, their continued innovation and growth has led them to currently being a market leader in drinking water as well as sinks in residential and commercial settings.

“We knew we could increase our long-term competitive position by combining with another complementary brand,” stated Ron Katz, Senior Member of the founding family. “We were pleased to find a well-respected partner in Zurn Water Solutions, with their strong, people-centric midwestern values and deep commitment to quality, ethics, and customer satisfaction that mirrors our own.”

“This combination clearly creates a unique and dynamic set of competitive advantages for our customers to capitalize on the unrivaled product solution breadth and depth we’ll bring to the marketplace,” said Adams. “Together, Zurn and Elkay will also provide our customers the capability to advance their ESG initiatives while reducing their overall initial and operating costs while providing a safe, clean environment for students, patients, patrons, and people within the public and private spaces they operate. Finally, we believe this combination creates an attractive platform to provide superior shareholder value as the combination allows for increased growth, margin expansion, higher free cash flow and improved leverage all while providing ample room for continued investments in growth.”

Key Strategic and Financial Benefits

•	Creates a North American water solutions leader.

•	Brings together two businesses with leading brand recognition and loyal customer relationships.

•	Establishes an immediate leadership position in the rapidly growing and highly attractive commercial drinking water solutions category.

•	We will leverage the Zurn Business System (ZBS) to drive continuous improvement throughout the combined business to drive elite financial performance.

•	Creates opportunity for an estimated $50 million of cost synergies by 2025, with approximately $25 million realized in year one. Expected synergies to be driven by procurement, business efficiencies, cross-marketing and our combined best-in-class rep network.

•	Transaction reduces net debt leverage to ~1.0x by end of 2022 and coupled with a larger balance sheet provides continued growth capital while increasing capital return to shareholders as the Zurn Water Solutions Board of Directors plans to increase the quarterly cash dividend to $0.07 per share after close of the transaction.

•	Unites deeply aligned core values and cultures where people matter most and share a combined 224-year company history.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

•	Shared cultures focused on serving customers, Diversity, Equity & Inclusion, commitment to water and environmental stewardship, and commitments to the communities where employees live and work.

Governance and Locations

Upon closing, the combined company will continue to be led by the existing Zurn Water Solutions Board of Directors with the addition of two new directors who currently serve on the Elkay Board of Directors. Todd Adams will remain Chairman and Chief Executive Officer, Craig Wehr will remain President of Zurn Water Solutions, and Ted Hamilton will remain President of Elkay Plumbing.

The combined company will continue to trade under the ticker NYSE: ZWS. It will be headquartered in Milwaukee, Wisconsin and will continue to maintain a presence in the Chicago area where Elkay is headquartered.

Transaction Structure and Closing Conditions

Under the terms of the transaction agreements Elkay shareholders will receive up to 52.5M shares of Zurn Water Solutions, which results in, Elkay shareholders owning approximately 29% in the combined company.

Based on the February 11, 2022 closing price of Zurn’s common stock, the transaction values Elkay at $1.56 billion, representing 14.2x its forecasted 2022 Adjusted EBITDA, or 9.8x after factoring in forecasted run-rate cost synergies. The transaction is subject to regulatory approvals, Zurn Water Solutions and Elkay shareholder approval, and customary closing conditions, and is expected to close in the third quarter of 2022. Elkay shareholders holding approximately 73% of Elkay’s common stock have entered into support agreements committing them to vote all of their respective shares in favor of the transaction, and against any competing acquisition proposal.

Conference Call and Investor Information

Zurn Water Solutions will hold a conference call and webcast presentation on Monday, February 14, 2022 at 7:30 a.m. Central Time to discuss the transaction.

Domestic toll-free #: 888-510-2359
International toll #: 646-960-0215
Access Code: 7660247

A live webcast of the call will also be available on Zurn’s investor relations website. Please go to the website (investors.zurnwatersolutions.com) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. If you are unable to participate during the live teleconference, a replay of the conference call will be available from 10:00 a.m. Central Time February 14, 2022 until 10:59 p.m. Central Time, February 21, 2022. To access the replay, please dial 800-770-2030 (domestic) or 647-362-9199 (international). The Conference ID for the replay is: 7660247. The replay will also be available as a webcast on the Company’s investor relations website.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

Advisors

Evercore is serving as financial advisor to Zurn Water Solutions, and Morgan, Lewis & Bockius LLP is serving as legal counsel. Citi and J.P. Morgan Securities LLC are serving as financial advisors to Elkay, and Mayer Brown is serving as legal counsel.

About Zurn Water Solutions

Headquartered in Milwaukee, Wisconsin, Zurn Water Solutions is a growth-oriented, pure-play water business that designs, procures, manufactures, and markets what we believe is the broadest sustainable product portfolio of solutions to improve health, human safety, and the environment. The Zurn product portfolio includes professional grade water control and safety, water distribution and drainage, finish plumbing, hygienic, environmental and site works products for public and private spaces. Additional information about the Company can be found at www.zurnwatersolutions.com.

About Elkay

Family-owned since 1920, Elkay has been making innovative products and delivering exceptional customer care for almost a century. While proud to be America's No. 1 selling kitchen sink company, Elkay expanded its commercial offerings more than four decades ago and today delivers faucets, water coolers, drinking fountains, Smartwell Water Delivery Systems, and the award-winning ezH2O bottle filling stations, in addition to world-class stainless steel and quartz sinks. Like your family, Elkay has values and traditions that endure - like our commitment to sustainability and giving back to our community. Headquartered in the United States in Downers Grove, Illinois, Elkay employs over 1,800 employees worldwide, working from 13 locations across the U.S., China, and Mexico. For more information, visit www.elkay.com.

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the combination of Zurn and Elkay (the “Transaction”). These forward-looking statements are based on our current expectations and beliefs, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction, including due to the failure to receive required Zurn shareholder approvals or the failure of other closing conditions; the inability to recognize the anticipated benefits of the proposed Transaction, including the forecasted cost synergies; and costs related to the proposed Transaction. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

In this press release we disclose projected 2022 net debt leverage, pro forma for the Transaction. Net debt leverage is a non-GAAP financial measure, computed as the ratio of total debt less cash to Adjusted EBITDA, used by management and investors as a measure of Zurn’s financial strength and ability to incur incremental indebtedness when making key investment decisions and evaluating us against peers. “Adjusted EBITDA” is the term we use to describe EBITDA as defined and adjusted in Zurn’s credit agreement, and EBITDA represents earnings from continuing operations before interest and other debt related activities, taxes, depreciation and amortization. We believe that these financial measures are appropriate to enhance an overall understanding of Zurn’s underlying operating performance trends compared to historical and prospective periods and Zurn’s peers. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information calculated in accordance with GAAP.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

Additional Information

In connection with the Transaction, we intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus relating to the Transaction. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. A definitive proxy statement will be sent to stockholders of Zurn seeking approval of the Transaction. The documents relating to the Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 855-480-5050.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder. Zurn, Elkay and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Zurn’s stockholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of Zurn’s directors and officers is contained Zurn’s filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process will also be included in the proxy statement/prospectus relating to the Transaction and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Investor Relations:

Dave Pauli, Vice President – Investor Relations

414-223-7770

Media Relations Zurn:

Angela Hersil, Director – Corporate Communications

855-480-5050

414-808-0199
Corporate.Communications@zurn.com

Media Relations Elkay:

Linda Carlisle, Corporate Responsibility & Communications

630-572-2330

linda.carlisle@elkay.com

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204